SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                            COMPANHIA CENTRO-OESTE DE
                        DISTRIBUICAO DE ENERGIA ELETRICA
                       -----------------------------------

                        (Name of foreign utility company)


                               The AES Corporation
                               1001 N. 19th Street
                                   Suite 2000
                            Arlington, Virginia 22209

                       -----------------------------------

                   (Name of filing company, if filed on behalf
                          of a foreign utility company)


                  The Commission is requested to mail copies of all correspondence relating to this Notification to:

                  William R. Luraschi, Esq.
                  The AES Corporation
                  1001 N. 19th Street
                  Suite 2000
                  Arlington, Virginia  22209

                  Lynn N. Hargis
                  Chadbourne & Parke LLP
                  1200 New Hampshire Avenue, N.W.
                  Suite 300
                  Washington, D.C.  20036

Item 1

         The name of the entity claiming foreign utility company status is Companhia Centro-Oeste de Distribuicao de Energia Eletrica ("CCODEE"), an electric distribution company in the state of Rio Grande do Sul, Brazil. The business address of CCODEE is Av. Joaquim Porto Villanova, No. 401, Building "A1", 4th Floor, Room 452, Porto Alegre, State of Rio Grande do Sul, Brazil. CCODEE was one of five companies created by the privatization of CEEE, the Brazilian utility serving the state of Rio Grande do Sul. CCODEE has approximately 800,000 customers and serves the central and western part of the state which borders Argentina.

         Approximately ninety percent of the voting stock of CCODEE will be held by AES Guaiba Empreendimentos Ltda. ("AES Guaiba"). AES Guaiba is 99.9% owned by The AES Corporation, a Delaware corporation, and 0.1% owned by an individual. The remaining stock in CCODEE will be held by the employees of CCODEE.

Item 2

         AES Guaiba has no domestic associate public utility companies.

         No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.

                                    Signature

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 THE AES CORPORATION



                                              By:/s/William R. Luraschi
                                                 William R. Luraschi
                                                 General Counsel


Dated:  October 23, 1997